UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

New Peoples Bankshares, Inc.

(Name of Issuer)

Common Stock, par value $2 per share

(Title of Class of Securities)

64801P101

(CUSIP Number)

C. Todd Asbury

Executive Vice President and Chief Financial Officer

New Peoples Bankshares, Inc.

67 Commerce Drive

Honaker, Virginia 24260

(276) 873-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 64801P101	Page 2 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Scott White as General Partner of SBTB, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – Cancellation of Indebtedness owed by B. Scott White
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 103,083
	8.	Shared voting power 0
	9.	Sole dispositive power 2,061,666
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,737,113(1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.99%
14.	Type of reporting person (see instructions) IN

(1)	Including common stock warrants and options (see notes).

13D

CUSIP No. 64801P101	Page 3 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Scott White as Manager of Sky Investments, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – Cancellation of Indebtedness owed by B. Scott White
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 874,842
	8.	Shared voting power 0
	9.	Sole dispositive power 874,842
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,737,113(1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.99%
14.	Type of reporting person (see instructions) IN

(1)	Including common stock warrants and options (see notes).

13D

CUSIP No. 64801P101	Page 4 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Scott White as Trustee of B. Scott White Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 358,140(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 358,140(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,737,113
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.99%
14.	Type of reporting person (see instructions) IN

(1)	Including 15,600 common stock warrants.

13D

CUSIP No. 64801P101	Page 5 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Scott White as Trustee of Blaine Scott White II Irrevocable Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,056(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 9,056(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,737,113
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.99%
14.	Type of reporting person (see instructions) IN

(1)	Including 1,056 common stock warrants.

13D

CUSIP No. 64801P101	Page 6 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blaine Scott White (B. Scott White)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Sale only. No purchase involved.
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,433,409(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,433,409(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,737,113
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.99%
14.	Type of reporting person (see instructions) IN

(1)	Including 133,233 shares of common stock and 26,646 common stock warrants held by B. Scott White IRA, and 644,917 common stock warrants plus 8,060 options for common stock held by B. Scott White, individually.

13D

CUSIP No. 64801P101	Page 7 of 11 Pages

Item 1.	Security and Issuer.

The name of the issuer is New Peoples Bankshares, Inc., a Virginia bank holding company headquartered in Honaker, Virginia (the “Issuer”). The address of the Issuer’s principal executive offices is 67 Commerce Drive, Honaker, Virginia 24260. This Schedule 13D relates to the Issuer’s common stock, par value $2 per share.

Item 2.	Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): Blaine Scott White (“B. Scott White”) as General Partner of SBTB, L.P., a Virginia limited partnership; B. Scott White as Manager of Sky Investments, LLC, a Virginia limited liability company; B. Scott White as Trustee of B. Scott White Trust; and B. Scott White, individually, a United States of America citizen.

The principal address of each of the Reporting Persons is P.O. Box 520, Castlewood, Virginia 24224.

This statement relates to the shares of common stock of the Issuer transferred by Blaine Scott White to SBTB, L.P. and Sky Investments, LLC. The members of SBTB, L.P. are B. Scott White, Tiffany Coppin White, and Blaine Scott White, II. The members of Sky Investments, LLC are B. Scott White, Tiffany Coppin White, and Blaine Scott White, II.

B. Scott White is self-employed as a cattle rancher in Castlewood, Virginia and is also a private investor.

B. Scott White has the following: 5% of the voting rights and 100% of the investment authority over the shares of common stock of Issuer owned by SBTB, L.P.; and 100% of the voting rights and 100% of the investment authority over the shares of common stock of Issuer owned by Sky Investments, LLC, B. Scott White, B. Scott White IRA, B. Scott White Trust (of which the sole trustee is B. Scott White) and Blaine Scott White II Irrevocable Trust (of which the trustee is B. Scott White).

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

On May 27, 2014, 2,061,666 shares of the Issuer’s common stock were transferred by B. Scott White to SBTB, L.P. in exchange for cancellation of promissory notes owed by B. Scott White. On May 27, 2014, 874,842 shares of the Issuer’s common stock were transferred by B. Scott White to Sky Investments, LLC. in exchange for cancellation of promissory notes owed by B. Scott White.

B. Scott White individually retains 1,433,409 shares of common stock of Issuer (including 644,917 common stock warrants and 8,060 options for common stock held by Mr. White and 133,233 shares of common stock and 26,646 common stock warrants held by B. Scott White IRA) following the transfers to SBTB, L.P. and Sky Investments, LLC.

13D

CUSIP No. 64801P101	Page 8 of 11 Pages

Item 4.	Purpose of Transaction.

Estate planning purposes.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof:

i.	B. Scott White as General Partner of SBTB, L.P. has sole voting power over 103,083 shares of Issuer’s common stock, which represents approximately 0.47% of the outstanding shares of the class, and has sole investment power over 2,061,666 shares of the Issuer’s common stock, which represents approximately 9.43% of the outstanding shares of the class.

ii.	B. Scott White as Manager of Sky Investments, LLC beneficially owns 874,842 shares of the Issuer’s common stock, which represents approximately 4.00% of the outstanding shares of the class.

iii.	B. Scott White as sole trustee of the B. Scott White Trust beneficially owns 358,140 shares of the Issuer’s common stock (including 15,600 common stock warrants), which represents approximately 1.64% of the outstanding shares of the class.

iv.	B. Scott White individually beneficially owns 1,433,409 shares of the Issuer’s common stock (including 644,917 common stock warrants and 8,060 options for common stock held by Mr. White and 133,233 shares of common stock and 26,646 common stock warrants held by B. Scott White IRA), which represents approximately 6.36% of the outstanding shares of the class.

v.	B. Scott White as trustee of the Blaine Scott White II Irrevocable Trust beneficially owns 9,056 shares of the Issuer’s common stock (including 1,056 common stock warrants), which represents approximately 0.04% of the outstanding shares of the class.

vi.	In the aggregate, B. Scott White beneficially owns 4,737,113 shares of the Issuer’s common stock (including common stock warrants and options as described above), which represents approximately 20.99% of the outstanding shares of the class.

(b)	Number of shares to which Reporting Person has:

		General Partner of SBTB, L.P.	Manager of Sky Investments, LLC	Trustee of B. Scott White Trust	B. Scott White	Trustee of Blaine Scott White II Irrevocable Trust

(i)	Sole Voting Power	103,083	874,842	358,140	1,433,409	9,056

(ii)	Shared Voting Power	N/A	N/A	N/A	N/A	N/A

(iii)	Sole Dispositive Power	2,061,666	874,842	358,140	1,433,409	9,056

(iv)	Share Dispositive Power	N/A	N/A	N/A	0	N/A

13D

CUSIP No. 64801P101	Page 9 of 11 Pages

(c)	All of the Reporting Persons’ purchases of Issuer’s shares during the last 60 days or since the most recent filing on Schedule 13D, whichever is less:

Purchaser		Date of Purchase	Quantity of Shares Purchased	Price Per Share

(i)	SBTB, L.P.	05/27/2014	2,061,666	$1.50
	(B. Scott White, General Partner)

(ii)	Sky Investments, LLC	05/27/2014	874,842	$1.50
	(B. Scott White, Member)

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

B. Scott White is a member of the Board of Directors of the Issuer. From time to time Mr. White may have banking transactions with the Issuer’s banking subsidiary New Peoples Bank, Inc.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A. Joint Filing Agreement.

13D

CUSIP No. 64801P101	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2014	By:	/s/ Blaine Scott White
		Name:	Blaine Scott White as
General Partner of SBTB, L.P.

Dated: June 6, 2014	By:	/s/ Blaine Scott White
		Name:	Blaine Scott White as
Manager of Sky Investments, LLC

Dated: June 6, 2014	By:	/s/ Blaine Scott White
		Name:	Blaine Scott White as Trustee
of B. Scott White Trust

Dated: June 6, 2014	By:	/s/ Blaine Scott White
		Name:	Blaine Scott White

Dated: June 6, 2014	By:	/s/ Blaine Scott White
		Name:	Blaine Scott White, as Trustee of
Blaine Scott White II Irrevocable Trust

13D

CUSIP No. 64801P101	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing by each of them of Amendment No. 3 to Schedule 13D with respect to the shares of Common Stock, par value $2.00 per share, of New Peoples Bankshares, Inc. beneficially owned and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement on the date set forth beside their respective names.

Dated: June 6, 2014	By:	/s/ Blaine Scott White
		Name:	Blaine Scott White as
General Partner of SBTB, L.P.

Dated: June 6, 2014	By:	/s/ Blaine Scott White
		Name:	Blaine Scott White as
Manager of Sky Investments, LLC

Dated: June 6, 2014	By:	/s/ Blaine Scott White
		Name:	Blaine Scott White as Trustee
of B. Scott White Trust

Dated: June 6, 2014	By:	/s/ Blaine Scott White
		Name:	Blaine Scott White

Dated: June 6, 2014	By:	/s/ Blaine Scott White
		Name:	Blaine Scott White, as Trustee of
Blaine Scott White II Irrevocable Trust